SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q3’20 Earnings Results

I. Performance in Q3 2020 – IFRS Consolidated Financial Data

				(Unit: KRW B)
Item	Q3 19	Q2 20	Q3 20	QoQ	YoY
Quarterly Results
Revenues	5,822	5,307	6,738	27%	16%
Operating Income	-437	-517	164	N/A	N/A
Income before Tax	-600	-669	-54	N/A	N/A
Net Income	-442	-504	11	N/A	N/A

II. IR Event of Q3 2020 Earnings Results

1. Provider of Information: IR Team

2. Participants:	Investors, Securities analysts, etc.

3. Purpose:	To present Q3 20 Earnings Results of LG Display

4. Date & Time:	16:00 (KST) on October 22, 2020

5. Venue & Method:	Earnings release conference call in Korean/English - Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1) Head of IR:

Heeyeon Kim, Vice President, IR Division (82-2-3777-1010)

2) Main Contact for Disclosure-related Matters:

Yoon Joo Lee, Assistant Manager, IR Team (82-2-3777-0744)

3) Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.	Please note that the presentation material for Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q3 20 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached:    Press Release

FOR IMMEDIATE RELEASE

LG Display Reports Third Quarter 2020 Results

SEOUL, Korea (Oct. 22, 2020) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending September 30, 2020.

•

Revenues in the third quarter of 2020 increased by 27% to KRW 6,738 billion from KRW 5,307 billion in the second quarter of 2020 and increased by 16% from KRW 5,822 billion in the third quarter of 2019.

•

Operating profit in the third quarter of 2020 recorded KRW 164 billion. This compares with the operating loss of KRW 517 billion in the second quarter of 2020 and the operating loss of KRW 436 billion in the third quarter of 2019.

•	EBITDA in the third quarter of 2020 was KRW 1,288 billion, compared with EBITDA of KRW 413 billion in the second quarter of 2020 and with EBITDA of KRW 613 billion in the third quarter of 2019.

•

Net income in the third quarter of 2020 was KRW 11 billion, compared with the net loss of KRW 504 billion in the second quarter of 2020 and the net loss of KRW 442 billion in the third quarter of 2019.

LG Display registered KRW 6,738 billion in revenues and KRW 164 billion in operating profit in the third quarter of 2020.

The revenue increase of 27% quarter-on-quarter was driven by a continuous rise in panel shipments for IT products thanks to the growing trends of working from home and online schooling, as well as an increased supply of panels for new mobile products from strategic customers, strong global TV sales, and the start of full-scale mass-production at the company’s OLED panel production plant in Guangzhou, China.

LG Display returned to the black for the first time in seven quarters, with an operating profit of KRW 164 billion, due to an improved overall performance across its business sectors. It recorded KRW 11 billion in net income and KRW 1,288 billion in EBITDA along with an EBITDA margin of 19% in the quarter.

The company saw a continued increase in panel shipments in the IT sector in the third quarter due to its differentiated competitiveness and proactive response to a changed environment caused by COVID-19. There was meaningful improvement in profitability in the P-OLED sector for mobile devices due to an increased supply of panels for new mobile products from strategic customers. Regarding the TV sector, the start of full-scale mass-production at the company’s Guangzhou OLED panel plant, along with its flexible management of LCD production lines in response to the favorable supply and demand situation of large-size LCD panels, contributed to a significant reduction in deficit.

Panels for IT devices accounted for 43% of the revenue in the third quarter of 2020, having made up the largest revenue share since the previous quarter. Panels for TVs accounted for 28%, 5% up quarter-on-quarter, while those for mobiles and other devices accounted for 29%, 4% up quarter-on-quarter.

LG Display recorded 192% in the liability-to-equity ratio, 97% in the current ratio, and 90% in the net debt-to-equity ratio as of September 30, 2020. The company’s debt decreased by KRW 310 billion in the quarter, halting the rise in debt that had continued since 2017 when large-scale capital expenditures took place. The company will take proactive financial management steps, while keeping the worst-case scenario in mind, in response to a business environment with high uncertainty and volatility.

In addition, the company will continue to strengthen its leadership in the market with its large-size OLED technology which can meet the consumer’s various needs by representing unmatched picture quality, design flexibility, as well as being exceptionally easy on the eye. With the start of the Guangzhou OLED panel plant operation on a full scale, the company has already secured stable supply and therefore expects to see shipments double in the second half of this year compared with the first half, with annual production set to reach 7-8 million units next year.

As for the LCD sector, LG Display has been “accelerating structural innovation of the LCD business” while maximizing opportunities for IT products by switching some Korea-based LCD production lines from TVs to IT products to prepare in advance for an active response to opportunities in the market. In addition, the company will respond flexibly to customer needs and the short-term supply and demand situation for Korea-based LCD production lines for TVs within the range of existing facilities and available manpower. The company will also focus more on operating a stable business for P-OLED based on its strengthening relationship with strategic customers and on its stable production and quality of products, minimizing variability in the off-season.

“As lifestyles have changed due to COVID-19, TV products have been used not only for viewing purposes, but also for games, working-from-home, and home training,” said Dong-hee Suh, CFO and Senior Vice President of LG Display. He added, “Considering that OLED is the only display technology that is optimized to meet the consumer’s needs for new experiences, as well as to flexibly provide new form factors, we will continue to focus on expanding OLED’s market leadership.”

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Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on October 22, 2020 starting at 4:00 PM Korea Standard Time (KST) to announce the third quarter of 2020 earnings results. Investors can listen to the conference call via https://irsvc.teletogether.com/lgdisplay/lgdisplay2020Q3_eng.php.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal (TFT-LCD) and OLED displays. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, and various other applications, including tablets and mobile devices. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, and Vietnam. The company has approximately 60,000 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Heeyeon Kim, Vice President and Head of Investor Relations

Email: ir@lgdisplay.com

Media Contact:

Tae-Sun You, Head of Public Relations and Public Affairs

Email: ytsun@lgdisplay.com

Jean Lee, Senior Manager, Global Communications

Tel: +822-3777-1689

Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: October 22, 2020	By:	/s/ Heeyeon Kim

(Signature)
	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President